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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                     ADVANCED DEPOSITION TECHNOLOGIES, INC.
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    007521107
                             ----------------------
                                 (CUSIP Number)

                             Alexander Peter Boxall
                   c/o Advanced Deposition Technologies, Inc.
                            580 Myles Standish Blvd.
                         Myles Standish Industrial Park
                          Taunton, Massachusetts 02780
                                 (508) 823-0707
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 24, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                PAGE 1 OF 6 PAGES
                             EXHIBIT INDEX ON PAGE 5

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CUSIP NO.   007521107                                                PAGE 2 OF 6
=====================

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1             NAME OF REPORTING PERSON

              Alexander Peter Boxall
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [ ]
              (b)  [ ]
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3             SEC USE ONLY


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4             SOURCE OF FUNDS (See instructions)

              OO, AF
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United Kingdom
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       NUMBER OF              7        SOLE VOTING POWER: 1,143,948 (includes
                                       50,000 shares subject to options
        SHARES                         exercisable within 60 days)
                              -------- -----------------------------------------
     BENEFICIALLY             8        SHARED VOTING POWER:  None

       OWNED BY
                              -------- -----------------------------------------
         EACH                 9        SOLE DISPOSITIVE POWER: 1,143,948
                                       (includes 50,000 shares subject to
       REPORTING                       options exercisable within 60 days)

        PERSON                -------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER:      None
         WITH

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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,143,948 (This consists of 280,000 shares of common stock held directly by the reporting person, 50,000 shares subject to options exercisable within 60 days and 813,948 shares of common stock held by DNA Export, S.L., an entity owned and controlled by the reporting person.)
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES  [ ]

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.8% (based on 4,818,648 shares outstanding as reported in the most recent Report on Form 10-QSB and an additional 200,000 shares known to be issued to Mr. Boxall and Mr. Walters since the date of the most recent Report on Form 10-QSB)
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14            TYPE OF REPORTING PERSON

              IN
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                                                                     PAGE 3 OF 6

         Item 1.     Security and Issuer
                     -------------------

         This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Advanced Deposition Technologies, Inc., a Delaware corporation ("ADT"), the principal executive offices of which are located at 580 Myles Standish Blvd., Myles Standish Industrial Park, Taunton, Massachusetts 02780.

         Item 2.     Identity and Background
                     -----------------------

         This statement is being filed on behalf of Alexander Peter Boxall. Mr. Boxall's business address is c/o Advanced Deposition Technologies, Inc., 580 Myles Standish Blvd., Myles Standish Industrial Park, Taunton, Massachusetts 02780. Mr. Boxall is the President and a director of ADT. Mr. Boxall has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. Mr. Boxall is a citizen of the United Kingdom.

         Item 3.     Source and Amount of Funds or Other Consideration
                     -------------------------------------------------

         On May 24, 2000, the Company issued 100,000 shares of Common Stock in exchange for the cancellation of a note held by Mr. Boxall in the principal amount of $150,000, representing a loan from Mr. Boxall to the Company in April 2000, at a price of $1.50 principal amount per share. Mr. Boxall paid for his open market purchases from personal funds.

         Item 4.     Purpose of Transaction
                     ----------------------

         The shares, the ownership of which is reported hereby, were acquired by Mr. Boxall for investment purposes. Mr. Boxall reserves the right from time to time to acquire additional shares, or to dispose of some or all of his shares.

         Except as set forth above, Mr. Boxall does not have any plan or proposal which relates to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the General Instructions for Schedule 13D.

         Item 5.     Interest in Securities of the Issuer
                     ------------------------------------

         (a) Based upon the outstanding number of shares set forth in ADT's Form 10-QSB for the fiscal quarter ended March 31, 2000 and an additional 200,000 shares known to be issued to Mr. Boxall and Mr. Walters since the date of the most recent Report on Form 10-QSB, Mr. Boxall's beneficial ownership of 1,143,948 shares of common stock constitutes beneficial ownership of 22.8% of the total number of shares of outstanding Common Stock.

         (b) Mr. Boxall has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 1,143,948 shares of ADT Common Stock, including the 100,000 shares described in Item 3 above.

         (c) During the past sixty days, Mr. Boxall effected the following transactions in ADT Common Stock:


                             OPEN MARKET PURCHASES
            DATE               NUMBER OF SHARES                 PRICE PER SHARE
            ----               ----------------                 ---------------

         May 15, 2000               5,000                            $1.38
         May 16, 2000               5,000                            $1.63
         May 16, 2000               1,100                            $1.63
         May 18, 2000               5,000                            $1.66
         May 18, 2000               5,000                            $1.66
         May 19, 2000               3,500                            $1.47
         TOTAL                     24,600


         On May 24, 2000, the Company issued 100,000 shares of Common Stock in exchange for the cancellation of a note held by Mr. Boxall in the principal amount of $150,000, representing a loan from Mr. Boxall to the Company in April 2000, at a price of $1.50 principal amount per share.

         (d) Not applicable.

         (e) Not applicable.

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                                                                     PAGE 5 OF 6


         Item 6.     Contracts, Arrangements, Understandings or Relationships
                     --------------------------------------------------------
                     with Respect to Securities of the Issuer
                     ----------------------------------------

         Except as described in Items 3 and 4 above and in this Item 6, Mr. Boxall does not have any contract, arrangement, understanding or relationship with any person with respect to any security of ADT except for the following:

         In March 1999, Mr. Boxall and ADT entered into a Repayment Agreement pursuant to which the parties agreed that in the event that ADT is unable to pay the amounts outstanding under an existing promissory note issued to Pedro Nunez Barranco Guembe on or before maturity without compromising ADT's plan for growth, Mr. Boxall will repay the entire balance and will give ADT an additional period of one year to repay the balance. On December 20, 1999, Mr. Boxall made payment of $1,099,598 (principal plus interest) to Mr. Guembe in accordance with the Repayment Agreement. As of December 20, 1999 the Company was indebted to Mr. Boxall for the amount paid. The debt bears interest at the thirty day London Interbank Offered Rate, plus 2%, compounded monthly, based on such rate as of the last day of such month and is due and payable on March 1, 2001. Mr. Boxall will have the right at any time after January 1, 2001 through March 1, 2001, to convert all or part of the outstanding balance into shares of common stock at a purchase price per share equal to the average sales price of the common stock for the month of December 2000, subject to a $3.50 per share minimum. If Mr. Boxall does not elect to convert the outstanding balance, ADT may elect after January 31, 2001 to redeem such amount for shares of common stock at a redemption price equal to the average sales price of the common stock for the twenty business days preceding the date of redemption.


         Item 7.     Material to be Filed as Exhibits
                     --------------------------------

               Exhibit No.        Description

                   1.1 Exchange Agreement, dated as of March 23 1999, by and among ADT, DNA Export, S.A. and Mr. Boxall, incorporated by reference to Amendment No. 1 to Schedule 13D filed by Mr. Boxall with the Commission on September 28, 1999.

                   1.2            Repayment Agreement, dated as of March 23
                                  1999, by and between ADT and Mr. Boxall
                                  incorporated by reference to Amendment No. 1
                                  to Schedule 13D filed by Mr. Boxall on
                                  September 28, 1999.
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                                                                     PAGE 6 OF 6



                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  June 6, 2000                             By: /s/ Alexander P. Boxall
                                                    -----------------------
                                                        Alexander P. Boxall